Exhibit 99.73

PENN WEST ENERGY TRUST

RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Supplemental note to the consolidated financial statements of Penn West Energy Trust as at December 31, 2005 and 2004 and for the years then ended

AUDITORS' REPORT ON RECONCILIATION OF CANADIAN AND
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the board of directors of Penn west energy trust

On February 27, 2006, we reported on the consolidated balance sheets of Penn West Energy Trust  as at December 31, 2005 and 2004 and the statements of income and accumulated earnings and cash flows for each of the years in the two-year period ended December 31, 2005 which are to be included in an annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation of Canadian and United States Generally Accepted Accounting Principles" to be included in the Form 40-F. This supplemental note is the responsibility of the Trust's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Calgary, Canada

February 27, 2006

RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Supplemental note to the consolidated financial statements of Penn West Energy Trust as at December 31, 2005 and 2004 and for the years then ended

Reconciliation of Canadian and United States Generally Accepted Accounting Principles ("GAAP")

Canadian GAAP varies in certain respects from U.S. GAAP. As required by the United States Securities and Exchange Commission, the effect of these differences in principles on the Trust’s consolidated financial statements is described and quantified below:

The application of U.S. GAAP would have the following effects on reported net income:

YEARS ENDED DECEMBER 31, ($ millions, except unit and per unit amounts)	2005	2004

Net income as reported in the Consolidated Statements of Income — Canadian GAAP	$577.2	$271.8
Adjustments
Risk management activities gain (Note (b))	0.1	11.8
Plan of arrangement costs (Note (c))	(36.3)	—
Income tax effect of the above adjustments	3.4	(4.7)
Net income and other comprehensive income (Note (d)) – U.S. GAAP	$544.4	$278.9

Net income per Unit — U.S. GAAP
Basic	$3.35	$1.73
Diluted	$3.28	$1.70
Weighted average number of trust units outstanding (in millions)
Basic	162.6	161.5
Diluted	165.9	164.4

Accumulated earnings (deficit)
Balance, beginning of the year – U.S. GAAP	$1,400.8	$1,148.7
Net income – U.S. GAAP	544.4	278.9
Change in redemption value (Note (e))	(5,336.7)	—
Dividends	(10.8)	(26.8)
Distributions	(321.5)	—
Balance, end of year – U.S. GAAP	$(3,723.8)	$1,400.8

The application of U.S. GAAP would have the following effects on the reported balance sheets:

AS AT DECEMBER 31, ($ millions)	Canadian GAAP	U.S. GAAP

2005
ASSETS
Current
Accounts receivable	$214.4	$214.4
Risk management (Note (b))	8.5	8.5
Other	29.0	29.0
	251.9	251.9
Property, plant and equipment	3,715.2	3,715.2
	$3,967.1	$3,967.1

LIABILITIES AND UNITHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$304.1	$304.1
Taxes payable	11.8	11.8
Distributions/dividends payable	50.6	50.6
Deferred gain on financial instruments (Note (b))	11.9	—
	378.4	366.5

Bank loan	542.0	542.0
Asset retirement obligations	192.4	192.4
Future income taxes	682.1	686.8
	1,416.5	1,421.2

Unitholders’ mezzanine equity (Note (e))	—	5,903.2

Unitholders’ Equity (Deficiency)
Unitholders’ capital (Note (e))	561.0	—
Contributed surplus (Note (e))	5.5	—
Accumulated earnings (deficit) (Note (e))	1,927.2	(3,723.8)
	(321.5)	1.6
Accumulated cash distributions (deficit) (Note (e))	05.7	(3,723.8)
	2,172.2	(3,723.8)
	$3,967.1	$3,967.1

2004
ASSETS
Current
Accounts receivable	$160.5	$160.5
Future income taxes	25.3	25.3
Risk management (Note (b))	—	11.8
Other	19.8	19.8
	205.6	217.4
Property, plant and equipment	3,661.8	3,661.8
	$3,867.4	$3,879.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$306.6	$306.6
Taxes payable	11.2	11.2
Distributions/dividends payable	6.7	6.7
Stock-based compensation	71.0	71.0
	395.5	395.5
Bank loan	503.1	503.1
Asset retirement obligations	180.7	180.7
Stock-based compensation	20.9	20.9
Future income taxes (Note (b))	858.2	862.9
	1,562.9	1,567.6

Shareholders’ Equity
Share capital	515.3	515.3
Retained earnings	1,393.7	1,400.8
	1,909.0	1,916.1
	$3,867.4	$3,879.2

The application of U.S. GAAP would have the following effects on the reported cash flows:

YEAR ENDED DECEMBER 31,2005 ($ millions)	Canadian GAAP	U.S. GAAP

Cash flows from operating activities (Note (f))	$932.8	$750.2
Cash flows from investing activities	(519.9)	(519.9)
Cash flows from financing activities (Note (f))	(412.9)	(230.3)
	$—	$—

There were no differences in reported cash flows between Canadian and U.S. GAAP for the year ended December 31, 2004.

(a) Property, Plant and Equipment and Depletion and Depreciation

Under Canadian GAAP, an impairment exists when the net book value of the petroleum and natural gas properties exceeds the undiscounted future cash flows from proved reserves calculated using forecast prices and costs, and the cost of unproven properties.  If an impairment loss is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the present value of future discounted cash flows from proved plus probable reserves using forecast prices and costs, and the cost of unproved properties.

Under U.S. GAAP, the net book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after tax future net cash flows from proved reserves, discounted at 10 percent and using prices and costs at the balance sheet date, plus the lower of cost and fair value of unproved properties. The application of the impairment test under U.S. GAAP did not result in a write-down of capitalized costs in either 2005 or 2004.

(b) Derivative Financial Instruments

Under Canadian GAAP, unrealized gains or losses on derivative financial instruments that meet specific hedge accounting criteria are not recorded in net income or on the consolidated balance sheet. Until July 1, 2005, the Trust formally documented and designated all hedging relationships and verified that its hedging instruments were effective in offsetting changes in actual commodity and power prices received or paid. Effective July 1, 2005, the Trust elected to discontinue the designation of derivative financial instruments as hedges, choosing to use the fair value method of accounting for Canadian GAAP purposes.

U.S. GAAP requires that all derivative instruments be recorded on the consolidated balance sheet as either an asset or liability measured at fair value and requires that changes in fair value be recognized currently in income unless specific hedge accounting criteria are met. Hedge accounting treatment allows unrealized gains and losses associated with qualifying cash flow hedges to be deferred in other comprehensive income (for the effective portion of the hedge) until such time as the physical transaction occurs, and requires that an entity formally document, designate, and assess the effectiveness of derivative instruments that receive hedge accounting treatment. Any hedge ineffectiveness must be reported in net income.

The hedging documentation requirements under Canadian GAAP differed in certain respects from those required under U.S. GAAP. Accordingly, derivative financial instruments accounted for as hedges under Canadian GAAP did not qualify for hedge accounting under U.S. GAAP. For U.S. GAAP purposes, all of the Trust’s derivative financial instruments, including those that qualified for hedge accounting under Canadian GAAP, are recorded at fair value with changes in fair value recognized in net income. In 2005, the change in fair value resulted in the recognition of a risk management activity gain of $0.1 million ($0.1 million net of tax) reflected in the statement of income. The 2004 impact resulted in a risk management activity gain of $11.8 million ($7.1 million net of tax) reflected in the statement of income.

(c) Plan of Arrangement Costs

Effective May 31, 2005, Penn West Petroleum Ltd. was reorganized into the Trust. Under Canadian GAAP, plan of arrangement costs totaling $36.3 million ($32.9 million net of tax) were charged directly to accumulated earnings. Under U.S. GAAP, the plan of arrangement costs are treated as period costs and recorded in the statement of income.

(d) Other Comprehensive Income

Comprehensive income is recognized and measured under U.S. GAAP pursuant to Statement of Financial Accounting Standard (“SFAS’) No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. Comprehensive income is equivalent to net income in 2005 and 2004.

(e) Unitholders’ Mezzanine Equity

U.S. GAAP requires that trust units which are redeemable at the option of the unitholder be valued at their redemption amount and presented as temporary equity on the balance sheet. The redemption value of the Penn West trust units is determined based on 95% of the market value of the trust units at each balance sheet date. Under Canadian GAAP, all trust units are classified as unitholders’ equity. As at December 31, 2005, the Trust reclassified $5,893.1 million as unitholders’ mezzanine equity in accordance with U.S. GAAP.

The Trust recorded a charge of $5,332.1 against accumulated earnings as at December 31, 2005 resulting from eliminating the unitholders’ capital in the amount of $561.0 million and recording unitholders’ mezzanine equity at redemption value. There was no impact on 2004 since the trust conversion was not effective until May 31, 2005.

Under U.S. GAAP, unit rights that are redeemable at the option of the holder meet the criterion for classification as temporary equity. The redemption amount of unit rights is presented as mezzanine equity based upon the number of vested awards as of the balance sheet date.

The change in redemption amount of the Trust unit rights is reclassified to mezzanine equity first from contributed surplus and second from accumulated earnings (deficit) once the contributed surplus balance has been reduced to nil. For U.S. GAAP purposes for the year ended December 31, 2005, contributed surplus was reduced by $5.5 million to nil, accumulated earnings (deficit) was reduced by $4.6 million and mezzanine equity was increased by $10.1 million.

(f) Statements of Cash Flow

Under U.S. GAAP, the plan of arrangement costs incurred in 2005 were treated as period costs. Accordingly, the associated cash outflows ($36.3 million) are considered an operating activity pursuant to SFAS No. 95, “Statement of Cash Flows”. In addition, for U.S. GAAP purposes, cash outflows related to the payment of income taxes are classified as operating activities. As such, the future income tax liability settled upon conversion to a trust on May 31, 2005 ($146.3 million) is considered an operating activity under U.S. GAAP.

(g) Stock-Based Compensation

Under Canadian GAAP, the Trust follows the fair value method of accounting for stock based compensation. Effective January 1, 2003, the Trust effectively adopted SFAS No. 123, “Accounting for stock-based compensation” under the prospective transition methodology described in SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” as the Canadian standards at that time resulted in the same accounting treatment. There is no difference between Canadian and U.S. GAAP in relation to accounting for stock-based compensation.

Recent U.S. Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment”, (“SFAS No. 123R”) which is a revision of SFAS No. 123, “Accounting for Stock-based Compensation”. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. Liability classified awards are re-measured to fair value at each balance sheet date until the award is settled. SFAS No. 123R supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations and amends SFAS No. 95, “Statement of Cash Flows”. SFAS No. 123R is effective beginning fiscal 2006. On August 31, 2005, the FASB issued FASB Staff Position (“FSP”) FAS 123R-1 to defer the requirement that a freestanding financial instrument, originally subject to SFAS No. 123R, becoming subject to the recognition and measurement requirements of other applicable U.S. generally accepted accounting principles when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity. On October 18, 2005, the FASB issued FSP FAS 123R-2 to provide further guidance on the application of grant date as defined in SFAS No. 123R. The Trust will adopt this standard by applying the modified prospective method on January 1, 2006. As a result of the adoption of SFAS No. 123R and related FSPs, the Trust will record a trust unit rights liability of $14.7 million which represents the fair value of all outstanding unit rights at January 1, 2006, in proportion to the requisite service period rendered to that date. In addition, mezzanine equity and deficit will be reduced by $10.1 million and $4.6 million respectively, representing previously recognized compensation cost for all outstanding rights and an expense of $9.2 million to record the cumulative effect of a change in accounting principle.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets, an amendment of APB Opinion 29, Accounting for Non-monetary Transactions” (“SFAS No. 153”). This amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS No. 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. This statement is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The adoption of this statement is not expected to have a material impact on the Trust.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”) which replaces APB Opinion 20 and SFAS No. 3. SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. SFAS No. 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. The Statement is effective for fiscal years beginning after December 15, 2005. The Trust does not expect the adoption of this statement to have a material impact on its results of operations or financial position.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS 133 and 140” (“SFAS No. 155”). This statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. The statement a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 with early adoption permitted. The Trust is currently assessing the impact of SFAS No. 155.

In September 2005, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the same Counterparty" ("EITF 04-13"). EITF 04-13 provides guidance on the purchase and sale of inventory to another entity that operates in the same line of business. The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw materials, work-in-process, or finished goods. EITF 04-13 applies to new arrangements entered into, or modifications or renewals of existing arrangements in reporting periods beginning after March 15, 2006. The impact of the adoption of EITF 04-13 on the Trust's consolidated financial statements will depend on the nature of future arrangements entered into, or modifications or renewals of existing arrangements by the Trust.

Recent Canadian Accounting Pronouncements

In January 2005, the CICA issued Handbook Section 3855, ‘‘Financial Instruments — Recognition and Measurement’’. The section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Trust is assessing the impact of this new standard on its consolidated financial statements.

In January 2005, the CICA issued Handbook Section 3865, ‘‘Hedges’’. The Section provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline ‘‘Hedging Relationships’’, and the hedging guidance in Section 1650 ‘‘Foreign Currency Translation’’ by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Trust is assessing the impact of this new standard on its consolidated financial statements.

In January 2005, the CICA issued Handbook Section 1530, ‘‘Comprehensive Income’’. The section introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income, but in a transparent manner. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Trust is assessing the impact of this new standard on its consolidated financial statements.

In June 2005, the CICA issued Handbook Section 3831, ‘‘Non-monetary Transactions’’. This standard supersedes CICA Handbook Section 3830, ‘‘Non-monetary Transactions’’ and requires all non-monetary transactions to be measured at the fair value of the asset given up or asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance approach differs from the prior approach related to the culmination of the earnings process as a test for fair value measurement. The commercial substance requirement is met when an entity’s future cash flows are expected to change significantly as a result of the transaction. This standard will be effective for transactions initiated in fiscal periods beginning on or after January 1, 2006. The impact of adoption of this new standard was not material to the Trust’s consolidated financial statements.